Exhibit 99.12

PRESS RELEASE

United States: TotalEnergies Awarded a 20-year Contract
to Supply 1.3 GW+ of Renewable Electricity to New Jersey

New York/Paris, January 25, 2024 – TotalEnergies and its partner Corio Generation (Corio) announce that the State of New Jersey selected their Attentive Energy Two offshore wind project for a 20-year contract to supply 1.34 GW of renewable electricity to the state. The project will deliver renewable power to over 650,000 homes.

Attentive Energy Two, a joint venture between TotalEnergies (70%) and Corio (30%), received the award in the State’s third competitive OREC (Offshore Renewable Energy Credits) solicitation, organized by the New Jersey Board of Public Utilities (NJBPU). The development of the project is expected to provide up to $105 million in community investments across the state, and the partners are aiming for commissioning in 2031.

The profitability of the project is ensured by the guaranteed level of OREC revenue, with a first year set price of $131 per MWh after the start of commercial operations, inflated yearly by 3%, and the benefit of a 30% IRA tax credit. The contract awarded by the NJBPU also includes a one-time inflation adjustment mechanism to compensate for changes in construction costs environment until the final investment decision.

“We are honored that the State of New Jersey chose Attentive Energy Two to deliver reliable green electricity to New Jersey residents while contributing to the local economy and offshore wind supply chain. This is another success for us in the US electricity business, following the provisional award in October 2023 of a 25-year supply contract by the State of New York to our Attentive Energy One project,” said Vincent Stoquart, Senior Vice President Renewables at TotalEnergies. “Both Attentive Energy One and Two will support our operations in the attractive US power market, where we are developing a portfolio of more than 25 GW of flexible and renewable projects. They will also help us achieve our profitability target for this business segment of 12% ROACE by 2028, as well as our ambition of delivering more than 100 TWh of power generation by 2030.”

“The award of this long-term contract is a great achievement for Attentive Energy and great news for the people of New Jersey,” said Jonathan Cole, CEO of Corio Generation. “The Attentive Energy Two project will deliver clean, green energy to hundreds of thousands of New Jersey residents and stimulate billions of dollars of regional investment.”

In February 2022, TotalEnergies secured maritime lease OCS-A 0538 at the New York Bight auction. It then partnered with New York-based electricity producer Rise and global offshore wind developer Corio to join forces in the development of the Attentive Energy offshore wind projects. In addition to the Attentive Energy Two project in New Jersey, the lease’s 3 GW capacity will serve the Attentive Energy One project in New York, which was provisionally awarded a 25-year contract to supply 1.4 GW of renewable electricity to New York in October 2023. These two projects aim to provide green electricity to more than a million homes across both states.

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TotalEnergies and electricity in the U.S

TotalEnergies is one of the top renewable energy developers in the United States, with a portfolio of large-scale solar, storage, onsite B2B solar distributed generation, onshore and offshore wind projects that are expected to generate up to 10 GW of renewable power by 2025 and more than 25 GW by 2030. The Company also recently added 1.5 GW of flexible power production capacity with the acquisition of three gas-fired power plants in Texas.

TotalEnergies and offshore wind

TotalEnergies’ portfolio in offshore wind has a total capacity of more than 16 GW, with most farms bottom-fixed. These projects are located in the United Kingdom (Seagreen, Outer Dowsing, West of Orkney, Erebus), South Korea (Bada), Taiwan (Yunlin, Haiding 2), France (Eolmed), the United States (Attentive Energy and Carolina Long Bay), and Germany (N-12.1 and 0-2.2).

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).